UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EAGLE POINT CREDIT COMPANY INC.

(Name of Issuer)

common stock, par value $0.001 per share

(Title of Class of Securities)

269808 101

(CUSIP Number)

David Wermuth, Esq.
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
(203) 862-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269808 101		13D	Page 2 of 12
1	NAMES OF REPORTING PERSONS Trident V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,933,184
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,933,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 269808 101		13D	Page 3 of 12
1	NAMES OF REPORTING PERSONS Trident Capital V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,933,184
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,933,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 269808 101		13D	Page 4 of 12
1	NAMES OF REPORTING PERSONS Trident V Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,459,726
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,459,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 269808 101		13D	Page 5 of 12
1	NAMES OF REPORTING PERSONS Trident Capital V-PF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,459,726
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,459,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 269808 101	13D	Page 6 of 12

Item 1.   Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Shares”), of Eagle Point Credit Company Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 20 Horseneck Lane, Greenwich, CT 06830.

Item 2.   Identity and Background.

This Schedule 13D is filed jointly on behalf of Trident V, L.P. (“Trident V”), Trident Capital V, L.P. (“Trident V GP”), Trident V Parallel Fund, L.P. (“Trident V Parallel”) and Trident Capital V-PF, L.P. (“Trident V Parallel GP”) (collectively, the “Reporting Persons”). Each Reporting Person is a Cayman Islands limited partnership with a principal business and principal office address of 20 Horseneck Lane, Greenwich, CT 06830. The principal business of each of Trident V and Trident V Parallel is investing in the securities of companies operating in the financial services industry.

The sole general partner of Trident V is Trident V GP. Voting rights with regard to the Common Shares held by Trident V have been passed through to the ultimate limited partners of Trident V. However, as the general partner, Trident V GP holds investment power with respect to the Common Shares that are, or may be deemed to be, beneficially owned by Trident V.

The sole general partner of Trident V Parallel is Trident V Parallel GP. Voting rights with regard to the Common Shares held by Trident V Parallel have been passed through to the ultimate limited partners of Trident V Parallel. However, as the general partner, Trident V Parallel GP holds investment power with respect to the Common Shares that are, or may be deemed to be, beneficially owned by Trident V Parallel.

The general partners of each of Trident V GP and Trident V Parallel GP are four single member limited liability companies that are owned by individuals who are members of Stone Point Capital LLC (Charles A. Davis, James D. Carey, David J. Wermuth and Nicolas D. Zerbib).

During the last five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the general partners, executive officers or controlling persons of any Reporting Person has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Further information regarding the identity and background of the Reporting Persons is set forth in Exhibit A, which is attached hereto.

Item 3.   Source and Amount of Funds or Other Consideration.

All of the Common Shares herein reported as being beneficially owned by the Reporting Persons were acquired by Trident V and Trident V Parallel in connection with the conversion of the Issuer from a Delaware limited liability company to a Delaware corporation on October 6, 2014. The limited liability company interests that converted into the Common Shares currently held by Trident V and Trident V Parallel were initially issued to Eagle Point Credit Partners Sub Ltd. (“EPCP”) in exchange for a contribution of a portion of EPCP’s portfolio of investments to the Issuer. Upon the

CUSIP No. 269808 101	13D	Page 7 of 12

Issuer’s conversion, Trident V and Trident V Parallel were distributed the Common Shares herein reported as a redemption in-kind based on the portion of the portfolio of investments contributed by EPCP to the Issuer that was attributable to Trident V and Trident V Parallel, respectively.

Item 4.   Purpose of Transaction.

Each of the Reporting Persons acquired the Common Shares held by it for investment purposes.

Although no Reporting Person currently has any specific plan or proposal to acquire additional Common Shares or dispose its Common Shares or to acquire or dispose of any securities exercisable for or convertible into Common Shares, each Reporting Person, consistent with its investment purpose, at any time and from time to time may directly or indirectly acquire additional Common Shares or associated rights or securities exercisable for or convertible into Common Shares or dispose of any or all of its Common Shares or its associated rights or securities exercisable for or convertible into Common Shares (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, each of Trident V and Trident V Parallel, solely in its capacity as a stockholder of the Issuer, and each of Trident V GP and Trident V Parallel GP, on behalf of Trident V and Trident V Parallel, respectively, as their direct general partners, may engage in communications with one or more other stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board of Directors of Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations.  Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer.

Trident V is the record owner of 4,933,184 Common Shares, representing 35.7% of the Issuer’s outstanding common stock as of October 17, 2014, and has sole dispositive power with respect to such Common Shares. Trident V has passed through its voting rights with respect to such Common Shares to the ultimate limited partners of Trident V. In its capacity as sole general partner of Trident V, Trident V GP has sole dispositive power with respect to, and may be deemed to beneficially own, all of the Common Shares directly owned by Trident V.

Trident V Parallel is the record owner of 3,459,726 Common Shares, representing 25.0% of the Issuer’s outstanding common stock as of October 17, 2014, and has sole dispositive power with respect to such Common Shares. Trident V Parallel has passed through its voting rights with respect to such Common Shares to the ultimate limited partners of Trident V Parallel. In its capacity as sole

CUSIP No. 269808 101	13D	Page 8 of 12

general partner of Trident V Parallel, Trident V Parallel GP has sole dispositive power with respect to, and may be deemed to beneficially own, all of the Common Shares directly owned by Trident V Parallel.

Each of the single member limited liability companies (and the related individuals) that is a general partner of Trident V GP and Trident V Parallel GP has disclaimed beneficial ownership of the Common Shares that are, or may be deemed to be, beneficially owned by Trident V and Trident V Parallel, respectively. This report shall not be construed as an admission that such persons are the beneficial owners of Common Shares for any purpose.

Other than the transaction reported in Item 3, each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Shares during the past 60 days.

Item 6.   Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

Each of Trident V and Trident V Parallel has passed through its voting rights with respect to the Common Shares held by it to its respective limited partners.

Each of the Common Shares herein reported as being beneficially owned by the Reporting Persons is subject to restrictions, that provide, among other things, that such Common Shares shall not be offered, pledged, sold or otherwise disposed of for a period of 180 days after October 7, 2014, unless certain waivers are obtained.

Item 7.     Material to be Filed as Exhibits

Exhibit A         General Partners and Investment Committee Members

Exhibit B          Joint Filing Agreement, dated October 16, 2014

CUSIP No. 269808 101	13D	Page 9 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2014

TRIDENT V, L.P.

By:	Trident Capital V, L.P., its general partner
By:	DW Trident V, LLC, a general partner

By:	/s/ David J. Wermuth,
Name: David J. Wermuth,
Title: Member

TRIDENT CAPITAL V, L.P.

By:	DW Trident V, LLC, a general partner

By:	/s/ David J. Wermuth,
Name: David J. Wermuth,
Title: Member

TRIDENT V PARALLEL, L.P.

By:	Trident Capital V-PF, L.P., its general partner
By:	DW Trident V, LLC, a general partner

By:	/s/ David J. Wermuth,
Name: David J. Wermuth,
Title: Member

TRIDENT CAPITAL V-PF, L.P.

By:	DW Trident V, LLC, a general partner

By:	/s/ David J. Wermuth,
Name: David J. Wermuth,
Title: Member

CUSIP No. 269808 101	13D	Page 10 of 12

EXHIBIT INDEX

Exhibit A         General Partners and Investment Committee Members

Exhibit B          Joint Filing Agreement, dated October 16, 2014

CUSIP No. 269808 101	13D	Page 11 of 12

Exhibit A

Set forth below is the name and principal occupation of each general partner of Trident Capital V, L.P. (“Trident V GP”), and Trident Capital V-PF, L.P. (“Trident V Parallel GP”) and each member of the Investment Committee of Trident GP and Trident V Parallel GP. Each of the following individuals is a United States citizen. The business address of each officer is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Name and Office	Principal Occupation

Charles A. Davis General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP	Private Equity Investor, Stone Point Capital LLC

James D. Carey General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP	Private Equity Investor, Stone Point Capital LLC

Stephen Friedman Member of Investment Committee, Trident V GP and Trident V Parallel GP	Private Equity Investor, Stone Point Capital LLC

Meryl D. Hartzband Member of Investment Committee, Trident V GP and Trident V Parallel GP	Private Equity Investor, Stone Point Capital LLC

David J. Wermuth General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP	Private Equity Investor, Stone Point Capital LLC

Nicholas D. Zerbib General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP	Private Equity Investor, Stone Point Capital LLC

CUSIP No. 269808 101	13D	Page 12 of 12

Exhibit B

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date:  October 16, 2014

TRIDENT V, L.P.

By:	Trident Capital V, L.P., its general partner
By:	DW Trident V, LLC, a general partner

By:	/s/ David J. Wermuth,
Name: David J. Wermuth,
Title: Member

TRIDENT CAPITAL V, L.P.

By:	DW Trident V, LLC, a general partner

By:	/s/ David J. Wermuth,
Name: David J. Wermuth,
Title: Member

TRIDENT V PARALLEL, L.P.

By:	Trident Capital V-PF, L.P., its general partner
By:	DW Trident V, LLC, a general partner

By:	/s/ David J. Wermuth,
Name: David J. Wermuth,
Title: Member

TRIDENT CAPITAL V-PF, L.P.

By:	DW Trident V, LLC, a general partner

By:	/s/ David J. Wermuth,
Name: David J. Wermuth,
Title: Member